Exhibit 16



Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 8-K, Dated June 28, 2007
(Commission File No. 811-6268)

         We served as the outside auditors for SBM Certificate Company (the "Company") for the year ended December 31, 2003. We have issued no opinions and have conducted no audits since then. We reviewed the financial disclosures in the 10-Q filed March 31, 2004. We have not audited any more recent statements or reviewed any more recent SEC filings, if any were made.

         We have been furnished with a copy of the Form 8-K for the Company dated June 28, 2007. We have read Item 4.01(a) thereof and agree with the statements concerning our Firm contained therein. We have no knowledge of the statements made in Item 4.01(b) and, therefore, are not in a position to agree or disagree with them.

         We have also read the statements contained in Item 4.02 thereof. We have not conducted any further audits or undertaken any independent work on the matter referred to in Item 4.02, and therefore have not reached a conclusion as to the appropriate accounting and did not advise the Company thereon.

         We note that the Company is the subject of an enforcement action in SEC
v. SBM Investments Certificates Inc., et. al. (Civil Action No. 06-866-DKC (U.S.D.C. Md.). In a filing in that matter entitled "Joint Response of the Defendants to May 12, 2006 Order of the Court dated May 26, 2006," at page 7, the Company stated with the respect to certain loans included as qualified assets on the Company's 2003 audited financial statements, and in particular with respect to a $1.45 million loan to the D.C. Preparatory School, that "with the benefit of hindsight, it is recognized that the appropriate accounting method ... should have been presented as an SBMCC receivable from Geneva with an explanatory footnote." The Company's court filing went on to describe the accounting treatment contained in the 2003 audited financial statements for this loan as an "error". (Id.)

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         If the Company's statements in the filing with the court are accurate, then the $1.45 million loan may not be a qualifying asset and should be removed as a qualifying asset on the Company's 2003 audited financial statements. This would be a material change.

         Because the Form 8-K does not provide the basis for the Board's conclusion that the financial statements may still be relied upon and because we have done no further work on this issue, we are not in a position to agree or disagree with the statements contained in Item 4.02.

Very truly yours,

The Reznick Group